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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                  AspenBio Pharma, Inc. (f/k/a AspenBio, Inc.)
                  --------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    045346103
                                    ---------
                                 (CUSIP Number)

                                November 23, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045346103

(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

         The Peierls Foundation, Inc.
         Taxpayer I.D. No. 13-6082503


(2) Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)      X

(3)      SEC Use Only __________________________________________________________

(4)      Citizenship or Place of Organization

         New York, USA

Number of Shares      (5)  Sole Voting Power:                2,044,727(2)
Beneficially Owned
by Each Reporting     (6)  Shared Voting Power:              0
Person with:
                      (7)  Sole Dispositive Power:           2,044,727(2)

                      (8)  Shared Dispositive Power:         0

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,044,727(2)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     _______

(11) Percent of Class Represented by Amount in Row (9):  12.20%

(12) Type of Reporting Person (See Instructions):

     CO


_______________________

(1) This Schedule 13G is filed by The Peierls Foundation, Inc. (the "Foundation"). Each of E. Jeffrey Peierls, Brian E. Peierls, and Malcolm A. Moore serves as a Director and officer of the Foundation and, as a result, may be deemed to share beneficial ownership of the securities which the Foundation owns. None of these persons, however, has any pecuniary interest in the securities owned by the Foundation, and none of them directly beneficially owns, individually, more than 5% of the outstanding common stock of AspenBio Pharma, Inc. (the "Company").

(2) Consists of 1,074,869 shares of common stock and 969,858 shares which may be acquired upon exercise of warrants.

Item 1.  Name and Address of Issuer.

         (a)(b) Name and address of principal executive offices of Issuer:

                  AspenBio Pharma, Inc.
                  1585 South Perry Street
                  Castle Rock, CO  80104

Item 2.

         (a) Name of person filing:

                  The Peierls Foundation, Inc.

         (b) Residence or Business Address:

                  c/o U.S. Trust Company of N.Y.
                  114 West 47th Street
                  New York, NY  10036

         (c)      Citizenship:

                  New York, USA entity

         (d) Title and Class of Securities:

                  Common Stock, no par value

         (e) CUSIP Number:

                  045346103
Item 3.

         N/A

Item 4.  Ownership.

         (a) Amount beneficially owned: See Item 9 of Cover Page.

         (b) Percent of class: See Item 11 of Cover Page.

         (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: See Item 5 of Cover Page.

               (ii) Shared power to vote or to direct the vote: See Item 6 of
                    Cover Page.

               (iii) Sole power to dispose or to direct the disposition of: See
                    Item 7 of Cover Page.

               (iv) Shared power to dispose or to direct the disposition of: See
                    Item 8 of Cover Page.

Item 5-9.  Ownership of Five Percent or Less of a Class

           N/A

Item 10.  Certification

     The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:  November 22, 2005        The Peierls Foundation, Inc.

                                By: /s/ E. Jeffrey Peierls
                                    ------------------------------------------
                                    E. Jeffrey Peierls, President and Director